Condensed Consolidated Financial Statements of

MICROMEM TECHNOLOGIES INC.

For the three and six months ended April 30, 2015 and 2014

(Expressed in United States Dollars)

MICROMEM TECHNOLOGIES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

1. Reporting Entity and Nature of Business

2. Going Concern

3. Basis of Presentation

4. Continuity of Significant Accounting Policies and Reporting Procedures

5. Deposits and Other Receivables

6. Property and Equipment

7. Deferred Development Costs

8. Intangible Assets and Patents

9. Shareholders’ Equity , Stock Options, Warrants and Loss per Share

10. Income Taxes

11. Expenses

12. Management Compensation and Related Party Transactions

13. Commitments and Contingencies 14. Subsequent Events

MICROMEM TECHNOLOGIES INC.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in United States dollars)

	April 30,	October 31,
	2015	2014
Assets
Current assets:
Cash and short term investments	$170,306	$935,987
Deposits and other receivables (Note 5)	288,360	872,766
	458,666	1,808,753

Property and equipment, net (Note 6)	17,935	21,483
Deferred development costs (Note 7)	4,459,934	3,525,456
Intangible assets, net (Note 8)	67,733	77,409
Patents, net (Note 8)	264,977	203,504
	$5,269,245	$5,636,605

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	1,381,947	773,832
	$1,381,947	$773,832
Shareholders' Equity
Share capital: (Note 9)
Authorized:
2,000,000 special preference shares, redeemable, voting
Unlimited common shares without par value
Issued and outstanding:
191,995,600 common shares (2014: 188,436,724) (Note 9)	$71,962,400	$70,802,776
Contributed surplus (Note 9)	27,042,331	27,436,678
Deficit	(95,117,433)	(93,376,681)
	3,887,298	4,862,773

	$5,269,245	$5,636,605

"Joseph Fuda" (Signed)
Joseph Fuda, Director

"David Sharpless" (Signed)
David Sharpless, Director

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
CONDENSED STATEMENTS OF CONSOLIDATED LOSS AND COMPREHENSIVE LOSS
(Expressed in United States dollars)

For the three and six months ended April 30, 2015 and 2014

	Three Months Ended April 30		Six Months Ended April 30
	2015	2014	2015	2014

Costs and expenses (income):
Administration	$135,461	$69,318	$242,578	$182,467
Professional, other fees and salaries (Note 10)	691,328	386,890	1,184,872	731,670
Stock - based compensation	-	379,253	-	379,253
Development costs (Note 10)	189,505	7,059	198,636	12,748
Travel and entertainment	38,366	81,393	74,695	151,572
Amortization of property and equipment	1,756	1,969	3,549	3,652
Amortization of intangible assets and patents	-	-	-	-
Foreign exchange loss	46,248	(3,699)	36,422	12,944
Loss from operations	1,102,664	922,183	1,740,752	1,474,306

Net loss before income taxes	(1,102,664)	(922,183)	(1,740,752)	(1,474,306)

Income taxes (Note 9)	-	-	-	-

Net loss and comprehensive loss	$(1,102,664)	$(922,183)	$(1,740,752)	$(1,474,306)

Loss per share - basic and diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)

Weighted average number of shares	191,488,933	170,370,290	190,148,452	165,090,356

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)

For the three and six months ended April 30, 2015 and 2014

	Three Months Ended April 30		Six Months Ended April 30

Cash flows from operating activities:
Net loss	$(1,102,664)	$(922,183)	$(1,740,752)	$(1,474,306)
Adjustments to reconcile loss for the period to net cash used in operating activities:
Amortization of patents and intangible assets	-	-	-	-
Amortization of property and equipment	1,756	1,969	3,549	3,652
Research and development	-	-	-	-
Stock based compensation	-	379,253	-	379,253
Increase (Decrease) in deposits and other receivables	889,364	(155,349)	584,406	(119,697)
(Decrease) Increase in accounts payable and accrued lia	432,152	(37,582)	608,114	(58,596)
Net cash used in operating activities	220,608	(733,892)	(544,683)	(1,269,694)

Cash flows from investing activities:
Purchase of property and equipment	-	(6,090)	-	(15,546)
Patents	(47,082)	(102,331)	(89,901)	(127,105)
Deferred development costs	(1,428,525)	(842,381)	(2,255,649)	(1,074,672)
Deferred development costs billed	888,914	-	1,359,274	-
Net cash used in investing activities	(586,693)	(950,802)	(986,276)	(1,217,323)

Cash flows from financing activities:
Issue of common shares	199,500	1,400,080	765,277	2,886,102
Bridge loans advances	-	-	-	29,157
Bridge loan repayments	-	-	-	(17,071)
Net cash provided by financing activities	199,500	1,400,080	765,277	2,898,188

Increase (decrease) in cash	(166,585)	(284,614)	(765,682)	411,171

Cash, beginning of period	336,890	1,517,068	935,987	821,283

Cash, end of period	$170,305	$1,232,454	$170,305	$1,232,454

Supplemental cash flow information:
Interest paid (classified in operating activities)	-	32,280	-	49,351
Income taxes paid	-		-	-

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
Condensed Consolidated Statements of Changes in Shareholders' Equity
(Expressed in United States dollars)

	Number of	Share capital	Contributed Equity component		Deficit	Total
	Shares			0f Bridge loan

Balance as at November 1, 2013	158,491,425	$57,755,613	$32,822,327	$1,557	$(89,043,178)	$1,536,319

Private placement of units for cash	-	-	-	-	-	-
Subscription received	-	-	-	-	-	-
Financing costs	-	-	-	-	-	-
Stock based compensation	-	-	379,253	-	-	379,253
Warrants issued on private placements	-	-	-	-	-	-
Warrants extended	-	-	168,632	-	(168,632)	-
Warrants exercised	12,348,623	2,886,102				2,886,102
Fair value of warrants exercised	-	2,645,069	(2,645,069)	-	-	-
Bridge loan converted	2,517,501	302,100	1,557	(1,557)	-	302,100
Warrants issued on conversion of bridge loan	-	(2,684,470)	2,684,470	-		-
Shares issued on conversion of bridge loan	-	-	-	-	-	-
Net loss and comprehensive loss	-	-	-	-	(1,474,306)	(1,474,306)

Balance at April 30, 2014	173,357,549	60,904,414	33,411,170	-	(90,686,116)	3,629,468

Balance as at November 01, 2014	188,436,724	70,802,776	27,436,678	-	(93,376,681)	4,862,773
Warrants issued	-	-	-	-	-	-
Warrants extended	-	-	-	-	-	-
Warrants exercised	2,988,876	565,777	-	-	-	565,777
Fair value of warrants exercised	-	271,553	(271,553)	-	-	-
Bridge loan converted	-	-	-	-	-	-
Options exercised	570,000	199,500	-	-	-	199,500
Fair value of warrants exercised	-	122,794	(122,794)	-	-	-
Shares issued on conversion of bridge loan	-	-	-	-	-	-
Net loss and comprehensive loss	-	-	-	-	(1,740,752)	(1,740,752)

Balance at April 30, 2015	191,995,600	71,962,400	27,042,331	-	(95,117,433)	3,887,298

MICROMEM TECHNOLOGIES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2015 and 2014

1.	REPORTING ENTITY AND NATURE OF BUSINESS

Micromem Technologies Inc. (“Micromem” or the “Company”) is incorporated under the laws of the Province of Ontario, Canada. The principal business address of the Company is 121 Richmond Street West, Suite 304, Toronto, Ontario, Canada.

The Company develops, based upon proprietary technology, customized sensor applications for companies operating internationally in a variety of industries.

These condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

(i)

Micromem Applied Sensors Technology, Inc. (“MAST”) incorporated in November 2007 and domiciled in Delaware, United States. MAST has the primary responsibility for the exploitation of the Company’s technologies in conjunction with various strategic partners and customers.

(ii)

7070179 Canada Inc., incorporated in October 2008 under the Canada Business Corporations Act in Ontario, Canada. The Company has assigned to this entity its rights, title and interests in certain patents which it previously held, directly in exchange for common shares of this entity.

(iii)

Memtech International Inc., Bahamas; Memtech International (USA) Inc., Delaware, United States; Pageant Technologies (USA) Inc., United States; Pageant Technologies Inc., Barbados; and Micromem Holdings (Barbados) Inc., Barbados. All of these entities are inactive.

These consolidated financial statements were authorized for issuance and release by the Company’s Board of Directors on June 29, 2015.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2015 and 2014

2.	GOING CONCERN

These consolidated financial statements have been prepared on the “going concern” basis in accordance with International Financial Reporting Standards (“IFRS”), which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are uncertainties related to conditions and events that cast doubt about the Company’s ability to continue as a going concern for a reasonable period of time in future. During the six months ended April 30, 2015, the Company reported a loss from operations of $1,740,752 (2014: $1,474,306).

The Company reports working capital of $(923,281) at April 30, 2015 compared to $1,034,921 at October 31, 2014.

The Company’s future success depends on the profitable commercialization of its proprietary sensor technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company’s planned operations through fiscal 2015; however, if the Company is not able to complete its financial plans and/or is not able to profitably commercialize its technology, then there is doubt the Company can continue as a going concern.

If the “going concern” assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used; in such cases, these adjustments could be material.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2015 and 2014

3.	BASIS OF PRESENTATION

a)	Statement of compliance:

These condensed interim quarterly consolidated financial statements have been prepared in accordance with IFRS and its interpretations adopted by International Accounting Standards Board (“IASB”) and comply with the requirements of IAS standard 34, Interim Financial Reporting.

b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis, except for financial instruments designated at fair value through profit and loss, which are stated at their fair value.

c)	Functional and presentation currency:

These consolidated financial statements are presented in United States dollars (“U.S. dollars”), which is also the Company’s functional currency.

d)	Use of estimates and judgments:

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about assumptions and estimation uncertainties that have a risk of resulting in a material adjustment are as follows:

i)	The Company makes estimates and utilizes assumptions in determining the fair value for stock based compensation expense, warrants and unit private placements.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2015 and 2014

3.	BASIS OF PRESENTATION (Cont’d)

d)	Use of estimates and judgments: (Cont’d)

ii)

The Company makes estimates related to the recovery of deferred development costs based on the expectation and assumption of realizing revenues from commercial agreements with the companies for whom these projects have been undertaken. Changes in these expectations and assumptions could result in a change in the recoverable amount calculated.

iii)

The Company makes estimates related to the useful lives of property and equipment, patents and intangible assets and the related amortization. The Company also periodically assesses the recoverability of long-lived assets. The recoverability analysis requires the Company to make assumptions about future operations. Changes to one or more assumptions would result in a change in the recoverable amount calculated and/or amortization expensed.

iv)

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and carry-forward of unused tax assets and unused tax losses can be utilized. At April 30, 2015, the Company has assessed that it may not be probable that sufficient taxable profit will be available to use deferred income tax assets based on operating losses in prior years, therefore, there are no balances carried in the consolidated statements of financial position for such assets.

v)	The Company applies judgment in assessing the functional currency of each entity consolidated in these financial statements.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2015 and 2014

4.	CONTINUITY OF SIGNIFICANT ACCOUNTING POLICIES AND REPORTING PROCEDURES

e)	Accounting Policies:

These unaudited interim condensed consolidated financial statements follow the same accounting policies and methods of application as set in the audited consolidated financial statements for the year ended October 31, 2014 and should be read in conjunction with the audited consolidated financial statements. There have been no changes in accounting policies or methods of application of accounting policies in the period ending April 30, 2015.

f)	New Standards:

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or the IFRS Interpretations Committee that are mandatory for future accounting periods. These include: IFRS 2, Share Based Payments; IFRS 15, Revenues from Contracts with Customers; IAS 32 Financial Instruments; IFRS 9 - Financial Instruments. The Company is currently assessing the impact of these standards – there is neither effect nor impact on the Company’s financial statements for the period ending April 30, 2015.

g)	Fair Values:

There were no changes in the methods and assumptions used in estimating the fair value of the Company’s financial instruments and no changes to the classification of financial instruments in terms of the levels of financial hierarchy during the period ending April 30, 2015 from that which was reported at October 31, 2014.

h)	Capital Management:

There have been no changes to the objectives, policies and procedures that the Company has adopted and implemented with respect to capital management during the period ending April 30, 2015 from those disclosed at October 31, 2014.

i)	Financial Risks:

The Company is exposed to and evaluates a variety of financial risks relative to its activities: market risk (including foreign exchange risk and interest rate risk), liquidity risk and credit risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects financial performance. Risk management is carried out under policies approved by the Board of Directors. Management is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies. Based on management’s assessment as of April 30, 2015, the financial risks have not significantly changed since October 31, 2014. The Company continues to closely monitor its working capital position.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2015 and 2014

5.	DEPOSITS AND OTHER RECEIVABLES

The balance reported as Deposits and other Receivable consists of:

	April 30,	October 31,
	2015	2014
Accounts receivable under development contracts with clients	-	450,000

Advances to Officers, Directors and employees	212,312	386,031

Prepaid insurance and other	76,048	36,735

	288,360	872,766

MICROMEM TECHNOLOGIES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2015 and 2014

6.	PROPERTY AND EQUIPMENT

	Computers	Furniture and	Total
		Equipment
Cost

At November 1, 2013	$49,213	25,989	$75,202
Additions	16,508	-	16,508
Disposals	(13,436)	-	(13,436)
Year ended October 31, 2014	$52,285	$25,989	$78,274

At November 1, 2014	$52,285	25,989	$78,274
Additions	-	-	-
Disposals	-	-	-
Six months ended April 30, 2015	$52,285	$25,989	$78,274

Accumulated amortization	Computers	Furniture and	Total
		Equipment

At November 1, 2013	$35,215	25,989	$61,204
Amortization for the year	7,357	-	7,357
Adjustment for disposals	(11,770)	-	(11,770)
Year ended October 31, 2014	$30,802	$25,989	$56,791

At November 1, 2014	$30,802	25,989	$56,791
Amortization for the period	3,548	-	3,548
Adjustment for disposals	-	-	-
Six months ended April 30, 2015	$34,350	$25,989	$60,339

Net book value at October 31, 2014	$21,483	-	$21,483
Net book value at April 30, 2015	$17,935	-	$17,935

MICROMEM TECHNOLOGIES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2015 and 2014

7.	DEFERRED DEVELOPMENT COSTS

The breakdown of development costs that have been capitalized is as follows:

	April	October
	2015	2014

Opening balance	$3,525,456	$928,077
Additional project costs incurred	2,300,332	3,936,459
Recovery of deferred development costs	(1,360,275)	(662,290)
Writedown of project costs	(5,578)	(676,790)
Closing balance	$4,459,934	$3,525,456

Additions to deferred development costs includes patent amortization of $28,428 (2014 - $27,743).

To date, the Company has recovered from its development partners a portion of the costs it has incurred as deferred development costs coincident with meeting milestones as stipulated in development contracts.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2015 and 2014

8.	INTANGIBLE ASSETS AND PATENTS

At November 01, 2013	$135,465
Additions	-
Year ended October 31, 2014	$135,465

At November 01, 2014	$135,465
Additions	-
Six months April 30, 2015	$135,465

Accumulated amortization

At November 01, 2013	$38,704
Amortization for the year	19,352
Year ended October 31, 2014	$58,056

At November 01, 2014	$58,056
Amortization for the period	9,676
Six months April 30, 2015	$67,732

Net book value at October 31, 2014	$77,409
Net book value at April 30, 2015	$67,733

MICROMEM TECHNOLOGIES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2015 and 2014

8.	INTANGIBLE ASSETS AND PATENTS (Cont’d)

Cost

At November 1, 2013	$134,172
Additions	176,381
Year ended October 31, 2014	$310,553

At November 1, 2014	$310,553
Additions net,	89,982
Six months ended April 30, 2015	$400,535

Amortization

At November 1, 2013	$62,577
Amortization for the year	44,472
Year ended October 31, 2014	$107,049

At November 1, 2014	$107,049
Amortization for the period	28,509
Six months ended April 30, 2015	$135,558

Net book value at October 31, 2014	$203,504
Net book value at April 30, 2015	$264,977

MICROMEM TECHNOLOGIES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2015 and 2014

9.	SHAREHOLDERS’ EQUITY, STOCK OPTIONS, WARRANTS AND LOSS PER SHARE

a)	Share Capital:

	Number of	Amount
	Shares	$

Balance at November 1, 2013	158,491,425	$57,755,613

Private placement of units for cash	-	-
Warrants exercised	27,410,717	6,801,619
Fair value of warrants exercised	-	6,078,497
Share issued on conversion of bridge loans	2,517,501	302,100
Warrants issued on conversion of bridge loans	-	(143,406)
Share issued on settlement of accounts payable	17,081	8,353
Balance at October 31, 2014	188,436,724	$70,802,776

Private placement of units for cash (Note 8)	-	-
Warrants exercised	2,988,876	565,777
Warrants issued on private placements (Note 15)
Fair value of warrants exercised	-	271,553
Options exercised	570,000	199,500
Fair value of options exercised	-	122,794
Balance at April 30, 2015	191,995,600	$71,962,400

MICROMEM TECHNOLOGIES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2015 and 2014

9.	SHAREHOLDERS’ EQUITY, STOCK OPTIONS, WARRANTS AND LOSS PER SHARE (Cont’d)

b)	Stock Options:

The Company did not grant any stock options during the period ending April 30, 2015. (In 2014 the Company issued a total of 630,000 stock options to officers and directors) and accordingly, reports nil stock based compensation expense for these period (2014 stock-based compensation expense of $379,253).

In the period ended April 30, 2015 the Company realized proceeds of $199,500 from the exercise of 570,000 common share purchase options (period ended April 30, 2014 - $nil).

The Company reports the following stock options outstanding at April 30, 2015, all of which are exercisable (note 14):

				Weighted
				average
				remaining
				life
Date of issue	# Issued	Strike Price		(in years)	Expiry Date

April 5, 2011	125,000	0.35		0.9	April 5, 2016
October 31, 2011	7,275,000	0.20		1.5	October 31, 2016
April 10, 2012	1,335,000	0.35		1.9	April 10, 2017
January 22, 2013	1,090,000	0.30	CDN	2.7	January 22, 2018
September 16, 2013	780,000	0.27	CDN	3.4	September 16, 2018
October 17, 2013	300,000	0.35		3.5	October 17, 2018
February 10, 2014	350,000	0.85		3.8	February 10, 2019
April 25, 2014	280,000	0.64		4.0	April 25, 2019
	11,535,000

MICROMEM TECHNOLOGIES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2015 and 2014

9.	SHAREHOLDERS’ EQUITY, STOCK OPTIONS, WARRANTS AND LOSS PER SHARE (Cont’d)

c)	Loss Per Share:

The calculation of basic and diluted loss per share for the period ended April 30, 2015 was based on the loss attributable to common shareholders of $1,740,752 (2014 - $1,474,306) divided by the weighted average number of common shares outstanding of 190,148,452 (2014 – 165,090,356). Diluted loss per share did not include the effect of outstanding stock options as they are anti-dilutive.

d)	Share Purchase Warrants:

In the period ended April 30, 2015 the Company realized proceeds of $565,777 from the exercise of 2,988,876 common share purchase warrants (period ended April 30, 2014 - $2,645,069 from the exercise of 12,348,623 common share purchase warrants).

In the quarter ended January 31, 2014 the Company extended the expiry date on a total of 1,405,026 common share purchases warrants which would have otherwise expired in the quarter. These warrants were extended for a period of six months in each case. The strike price of these warrants was changed from $0.41 - $0.45 per warrant to $0.50 to $.55 per warrant. The Company recorded a charge to the Deficit as reported of $168,632 with an offsetting charge to contributed surplus to reflect this extension, calculated in accordance with the Black Scholes option – pricing model.

The assumptions used in applying the Black Scholes model were as follows:

2014
Share price	$0.50-$0.55
Volatility factor (based on historical volality)	121-127%
Risk free interest rate	1.02%
Dividend yield	0%
Expected life	6 months

MICROMEM TECHNOLOGIES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2015 and 2014

9.	SHAREHOLDERS’ EQUITY, STOCK OPTIONS, WARRANTS AND LOSS PER SHARE (Cont’d)

The continuity of outstanding share purchase warrants is as below:

		Weighted
		average	Proceeds
	Warrants	exercise price	Realized

Balance outstanding at October 31,2013	29,761,012	$0.27
Exercised	(27,410,717)	($0.25)	6,801,619
Expired	(382,333)	($0.48)
Granted	2,517,501	$0.12
Balance outstanding at October 31, 2014	4,485,463	$0.37	-
Exercised	(2,988,876)	$(0.19)	565,777
Expired	(1,496,587)	(0.73)
Balance at April 30, 2015	-	-

MICROMEM TECHNOLOGIES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2015 and 2014

9.	SHAREHOLDERS’ EQUITY, STOCK OPTIONS, WARRANTS AND LOSS PER SHARE (Cont’d)

e)	Contributed Surplus:

Balance outstanding at November 01, 2013	$32,822,327

Stock based compensation expense relating to stock options issued	379,253
Common share purchase warrants
(a) Issued	-
(b) Extended	168,632
Transferred from equity component of bridge loan due to conversion	1,557
Warrants issued on conversion of bridge loan (Note 14)	143,406
Fair value of warrants exercised	(6,078,497)
Balance at October 31, 2014	$27,436,678

Fair value of options exercised	(122,794)
Fair value of warrants exercised	(271,553)
Balance at April 30, 2015	$27,042,331

MICROMEM TECHNOLOGIES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2015 and 2014

10.	INCOME TAXES

The Company has non-capital losses of approximately $25.6 million available to reduce future taxable income, the benefit of which has not been recognized in these consolidated financial statements. As of April 31, 2015 the tax losses expire as follows:

		Other
	Canada	foreign	Total
2015	2,849,213	-	2,849,213
2022	-	7,301	7,301
2023	-	9,667	9,667
2025	-	14,471	14,471
2026	2,131,530	5,254	2,136,784
2027	1,792,449	3,459	1,795,908
2028	9,294	55,519	64,813
2029	1,837,023	463,610	2,300,633
2030	2,478,623	1,886,778	4,365,401
2031	1,493,293	48,808	1,542,101
2032	1,654,957	333,962	1,988,919
2033	2,005,971	160,550	2,166,521
2034	3,148,002	3,206,207	6,354,209
	$19,400,355	$6,195,586	$25,595,941

In addition the Company has available capital loss carry forwards of approximately $1.5 million to reduce future taxable capital gains, the benefit of which has not been recognized in these consolidated financial statements. These losses carry forward indefinitely.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2015 and 2014

11.	EXPENSES

Administration

The components of general and administration expenses are as follows:

	2015	2014

General and administrative	$104,690	$26,597
Rent and occupancy cost	38,212	42,824
Bad debt expense	13,873	11,534
Interest income	(13,873)	(11,534)
Interest expense	-	28,640
Accretion expense	-	-
Office insurance	28,978	30,395
Telephone	10,434	13,533
Investor relations, listing and filling fees	60,264	40,478
	$242,578	$182,467

Professional, other fees and salaries

The components of professional, other fees and salaries expenses are as follows:

	2015	2014

Professional fees	$301,388	$144,512
Consulting fees	629,930	395,363
Salaries and benefits	253,554	191,795
	$1,184,872	$731,670

MICROMEM TECHNOLOGIES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2015 and 2014

12.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS

The Company reports the following related party transactions:

(a)	Chairman:

The Chairman receives cash compensation on a month to month basis calculated at an annual rate of $150,000 CDN. The total compensation paid to the Chairman for the six month period ended April 30, 2015 was $61,682 of cash compensation and $nil of stock based compensation (2014 - $68,728 of cash compensation and $nil of stock based compensation).

(b)	Management and consulting fees:

Included in professional fees, other fees and salaries as reported are management and consulting fees paid or payable to individuals (or companies controlled by such individuals) who serve as officers and directors of the Company. The total compensation paid to such parties for the six month period ended April 30, 2015 was $466,225 of cash compensation and $nil of stock based compensation (2014 - $338,743 of cash compensation and $315,057 of stock based compensation).

(c)

On February 19, 2014 the Company appointed an individual to serve as its Chief Technology Officer and also to serve as a director of the Company. Since that date this individual, through the Company in which he is a major shareholder, has invoiced the Company for engineering and design services totaling $1,843,643 through October 31, 2014 and an additional $920,300 for the six month period ended April 30, 2015. These charges have been capitalized as deferred development costs.

(d)	Advances:

At April 30, 2015 the Company reports advances due from senior management and staff in the amount of $212,312 (April 30, 2014: nil advances outstanding). These advances are of a short term nature and are recoverable against future compensation due to these individuals.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2015 and 2014

13.	COMMITMENTS AND CONTINGENCIES

The Company secured new leased premises in June 2012. The lease term is for 5 years and stipulates base monthly rental expenses of $3800 CDN. Lease commitments are as follows – commitments less than one year of $44,000 CDN; commitments in years 2-3 total $77,000 CDN.

The Company has open purchase orders outstanding with subcontractors with respect to work to be performed in future and which relate to the client projects reported as deferred development costs. These open purchase orders total approximately $3.9 million at April 30, 2015.

On November 17, 2014, Micromem and MAST, (“Plaintiffs”) commenced a lawsuit in the United States District Court for the Southern District of New York against Dreifus Associates Limited and Henry Dreifus, (“Defendants”). The Plaintiffs’ original complaint contained five causes of action by which they sought money damages, declaratory relief and specific performance relating to certain contracts. On February 24, 2015, the Plaintiffs filed an amended complaint to add a claim for declaratory relief relating to a patent held by the Plaintiffs. The Defendants have responded to the allegations on March 17th, 2015 There have been no new development since March 17, 2015.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2015 and 2014

14.	SUBSEQUENT EVENTS

The Company reposts the following subsequent events:

It has received additional financing of $544,900 from the exercise of 2,170,000 common stock options by Directors since April 30, 2015.

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